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EXHIBIT 99.3

Q2 — 2004

Management Discussion and Analysis
of Financial Condition and Results of Operations

For the Three Months and Six Months Ended
September 30, 2003 and September 30, 2002
(Unaudited)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group. The following table presents an unaudited consolidated summary of our operating results on a quarterly basis for the last twelve months ended September 30, 2003 and 2002 (in millions of Canadian dollars):

	(unaudited)				(unaudited)
	Quarter Ended				Quarter Ended
	Sep 30 2003	Jun 30 2003	Mar 31 2003	Dec 31 2002	Sep 30 2002	June 30 2002	Mar 31 2002	Dec 31 2001
				(revised)	(revised)	(revised)	(revised)	(revised)
Revenue	216.6	164.0	231.0	253.4	242.6	162.6	243.2	276.5
Direct operating profit(1)	61.1	58.0	85.5	69.0	63.8	58.5	65.8	79.8
Earnings before undernoted (EBITDA)(1)	19.3	26.7	48.6	33.3	37.4	32.6	31.4	50.2
Earnings (loss) from operations before undernoted (operating earnings (loss))(1)	(10.6)	(1.6)	7.0	5.3	4.8	3.3	2.8	22.6
Net earnings (loss)(2)	(12.2)	10.8	3.3	(24.2)	(6.7)	8.8	1.3	18.5

In accordance with the review of the accounting treatment of the Company's television productions as part of the annual audit process, it was concluded that the Company's interest in its two CSI television series should be accounted for as a 50% jointly controlled production. The Company has revised its financial statements for 2002 and 2001 to reflect a revision to the previous accounting with respect to the licence fees paid and contributions made by another party to this jointly controlled production. Based on this revision, the results of operations and financial position for the Company were revised for the year to date period ended December 31, 2002 and the fiscal years ended 2002 and 2001. The preceding table reflects the revised results of operations for those periods.

(1)
Earnings before undernoted (EBITDA) is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Direct operating profit is defined as revenue less direct operating expenses, as defined in note 9 to the Company's consolidated financial statements. Earnings (loss) from operations before undernoted (operating earnings (loss)) is defined as earnings (loss) before foreign exchange gains and losses, investment gains and losses, unusual items and income taxes. EBITDA, direct operating profit and operating earnings (loss) are measures used by the Company to measure its operating performance. EBITDA, direct operating profit, operating earnings (loss) and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

(2)
On April 1, 2002, the Company retroactively adopted the recommendations of the revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650, "Foreign Currency Translation" and adopted Accounting Guideline No. 13 "Hedging Relationships". Results for the prior quarters have been restated to reflect the effect of this change in accounting policy.

        Alliance Atlantis and its consolidated subsidiaries earn revenue from various sources, the most significant of which are described below.

        Our Broadcast Group revenue is earned from fees paid to us by cable, Direct To Home ("DTH") satellite and other broadband systems operators based on fees paid to them by subscribers to our specialty television channels, as well as directly from advertisers who purchase advertising on our specialty television channels. Additionally, other Broadcast Group revenues are generated from the rental of facilities, government tax credits and licence fees earned on the distribution of certain programming.

        Our Motion Picture Distribution Group generates revenue from the theatrical distribution of motion pictures, the licencing of rights to broadcasters, the sale of video cassettes ("videos") and digital video disks ("DVDs"), the exhibition of motion pictures through our chain of cinemas, government assistance for distribution activities and, in prior years, from the arrangement of structured financing.

        We derive motion picture distribution revenue from licence fees earned on theatrical and television distribution. Licence fees from theatrical distribution are earned from theatre owners who exhibit films distributed by us in their theatres for a percentage of box office revenue.

        As previously announced, the Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $253.9 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business to Motion Picture Distribution LP and funds borrowed by the partnership. As planned, these funds have been used to significantly pay down the Company's debt in our third quarter of the current fiscal year. The Company will continue to consolidate the operations of Motion Picture Distribution LP into the Alliance Atlantis results. Net earnings and earnings per share will be reduced by amounts accrued to the 49% interest in future periods. Even though a $75.0 million term loan that has been secured by Motion Picture Distribution LP is non-recourse to Alliance Atlantis, it will be included in Alliance Atlantis' reported total indebtedness on a go-forward basis.

        Our wholly owned structured financing business, Equicap Financial Corporation, previously provided high yield loans to independent film and television producers. Revenue was derived from interest on the loans and arrangement fees. In fiscal 2004, the Company continues to wind down this business.

        Our Entertainment Group generates revenue from the production and distribution of television programming and feature films, domestically and internationally. We generate revenue by licencing both internally produced television programming and feature films as well as acquired content to broadcasters and buyers worldwide. Government assistance with respect to production activity is received in the form of government grants and tax credits. There are several sources of funds available for the financing of our production and distribution activities, including financing from equity investors, non-equity funding, broadcast licence fees and government assistance. Equity investors can be co-producers, broadcasters and also government organizations, such as Telefilm and La Société de Dévelopement des Enterprises Culturelles (SODEC). Non-equity funding primarily comes through the Canadian Television Fund (the Licence Fee Program) that tops up Canadian broadcast licence fees for the respective Canadian broadcasters.

        Revenue classified under Other is derived primarily from Sentinel Hill Alliance Atlantis Equicap Limited Partnership ("SHAAELP"), in which one of our subsidiaries has a 30% limited partnership interest. SHAAELP originates and sells structured financing products related to the film and television industries by packaging items related to production services into limited partnerships and selling them to investors to encourage production. SHAAELP receives fees for selling these limited partnerships. There has been no revenue recognized in SHAAELP during fiscal 2004.

Results of Operations

        The following table presents a consolidated summary of the Company's Operating Groups for the three months ended September 30, 2003 and 2002 (in millions of Canadian dollars):

	September 2003	%(1)	September 2002 (Revised)	%(1)	% increase (decrease) 2003 over 2002
Revenue
Broadcast Group — Operating Channels	43.3	20.0	36.6	15.1	18.3
Motion Picture Distribution Group	121.1	55.9	120.0	49.5	0.9
Entertainment Group	46.6	21.5	80.7	33.3	(42.3)
Other	—	0.0	0.5	0.2	(100.0)

	211.0	97.4	237.8	98.0	(11.3)
Broadcast Group — Developing Channels	5.6	2.6	4.8	2.0	16.7

	216.6	100.0	242.6	100.0	(10.7)

Direct operating expenses
Broadcast Group — Operating Channels	23.4	54.0	19.2	52.5	21.9
Motion Picture Distribution Group	97.5	80.5	96.5	80.4	1.0
Entertainment Group	31.8	68.2	62.5	77.4	(49.1)
Other	—	0.0	—	0.0	—

	152.7	72.4	178.2	74.9	(14.3)
Broadcast Group — Developing Channels	2.8	50.0	0.6	12.5	366.7

	155.5	71.8	178.8	73.7	(13.0)

Direct operating profit(2)
Broadcast Group — Operating Channels	19.9	46.0	17.4	47.5	14.4
Motion Picture Distribution Group	23.6	19.5	23.5	19.6	0.4
Entertainment Group	14.8	31.8	18.2	22.6	(18.7)
Other	—	0.0	0.5	100.0	(100.0)

	58.3	27.6	59.6	25.1	(2.2)
Broadcast Group — Developing Channels	2.8	50.0	4.2	87.5	(33.3)

	61.1	28.2	63.8	26.3	(4.2)

Operating Expenses	41.8	19.3	26.4	10.9	58.3
Earnings (loss) before undernoted (EBITDA(2))
Broadcast Group — Operating Channels	12.0	27.7	11.3	30.9	6.2
Motion Picture Distribution Group	17.2	14.2	18.4	15.3	(6.5)
Entertainment Group	8.4	18.0	14.1	17.5	(40.4)
Other	(16.4)	0.0	(4.7)	(940.0)	248.9

	21.2	10.0	39.1	16.4	(45.8)
Broadcast Group — Developing Channels	(1.9)	(33.9)	(1.7)	(35.4)	11.8

	19.3	8.9	37.4	15.4	(48.4)

Earnings (loss) from operations before undernoted (Operating earnings (loss)(2))	(10.6)	(4.9)	4.8	2.0	(320.8)

Net earnings (loss) from operations before undernoted (Net operating earnings (loss)(2))	(9.8)	(4.5)	2.7	1.1	(463.0)

Net earnings (loss)	(12.2)	(5.6)	(6.7)	(2.8)	82.1

        The following table presents a consolidated summary of the Company's Operating Groups for the six months ended September 30, 2003 and 2002 (in millions of Canadian dollars):

	September 2003	%(1)	September 2002 (Revised)	%(1)	% increase (decrease) 2003 over 2002
Revenue
Broadcast Group — Operating Channels	90.0	23.6	75.4	18.6	19.4
Motion Picture Distribution Group	180.5	47.4	192.9	47.6	(6.4)
Entertainment Group	98.8	26.0	127.1	31.4	(22.3)
Other	—	0.0	0.8	0.2	(100.0)

	369.3	97.0	396.2	97.8	(6.8)
Broadcast Group — Developing Channels	11.3	3.0	9.0	2.2	25.6

	380.6	100.0	405.2	100.0	(6.1)

Direct operating expenses
Broadcast Group — Operating Channels	41.2	45.8	35.4	46.9	16.4
Motion Picture Distribution Group	140.0	77.6	151.4	78.5	(7.5)
Entertainment Group	74.8	75.7	94.1	74.0	(20.5)
Other	—	0.0	—	0.0	—

	256.0	69.3	280.9	70.9	(8.9)
Broadcast Group — Developing Channels	5.5	48.7	2.0	22.2	175.0

	261.5	68.7	282.9	69.8	(7.6)

Direct operating profit(2)
Broadcast Group — Operating Channels	48.8	54.2	40.0	53.1	22.0
Motion Picture Distribution Group	40.5	22.4	41.5	21.5	(2.4)
Entertainment Group	24.0	24.3	33.0	26.0	(27.3)
Other	—	0.0	0.8	100.0	(100.0)

	113.3	30.7	115.3	29.1	(1.7)
Broadcast Group — Developing Channels	5.8	51.3	7.0	77.8	(17.1)

	119.1	31.3	122.3	30.2	(2.6)

Operating Expenses	73.1	19.2	52.3	12.9	39.8
Earnings (loss) before undernoted (EBITDA(2))
Broadcast Group — Operating Channels	33.5	37.2	28.4	37.7	18.0
Motion Picture Distribution Group	28.5	15.8	32.3	16.7	(11.8)
Entertainment Group	11.4	11.5	23.9	18.8	(52.3)
Other	(23.7)	0.0	(9.6)	(1200.0)	146.9

	49.7	13.5	75.0	18.9	(33.7)
Broadcast Group — Developing Channels	(3.7)	(32.7)	(5.0)	(55.6)	(26.0)

	46.0	12.1	70.0	17.3	(34.3)

Earnings (loss) from operations before undernoted (Operating earnings (loss)(2))	(12.2)	(3.2)	8.1	2.0	(250.6)

Net earnings (loss) from operations before undernoted (Net operating earnings (loss)(2))	(13.8)	(3.6)	5.3	1.3	(360.4)

Net earnings (loss)	(1.4)	(0.4)	2.1	0.5	(166.7)

(1)
The percentage columns show percentage of total revenue for revenue items, operating expenses, earnings (loss) from operations before undernoted, net earnings (loss) from operations before undernoted and net earnings, and percentage of group revenue for direct operating expenses, direct operating profit and EBITDA.

(2)
EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Direct operating profit is defined as revenue less direct operating expenses, as defined in note 9 to the Company's consolidated financial statements. Earnings (loss) from operations before undernoted (operating earnings (loss)) is defined as earnings (loss) before foreign exchange gains and losses, investment gains and losses, unusual items and income taxes. Net earnings (loss) from operations before undernoted (net operating earnings (loss)) is defined as operating earnings (loss) after an applicable portion of income tax. EBITDA, direct operating profit, operating earnings (loss) and net operating earnings (loss) are measures used by the Company to measure its operating performance. EBITDA, direct operating profit, operating earnings (loss) and net operating earnings (loss) and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

        The following table presents a reconciliation of net earnings (loss), as reported under Canadian generally accepted accounting principles ("GAAP"), to EBITDA, direct operating profit, operating earnings (loss) and net operating earnings (loss) for the three months and six months ended September 30, 2003 and 2002 (in millions of Canadian dollars):

		For the three months ended September 30,		For the six months ended September 30,
		2003	2002	2003	2002
			(Revised)		(Revised)
Net earnings (loss) for the period, as reported under Canadian GAAP		(12.2)	(6.7)	(1.4)	2.1
Add:	Foreign exchange losses (gains)	2.3	10.0	(16.0)	(1.0)
	Unusual items	1.3	2.4	1.3	6.0
	Investment losses	—	0.1	—	0.1
	Provision for (recovery of) income taxes	(2.0)	(1.0)	3.9	0.9

Earnings (loss) from operations before undernoted (Operating earnings (loss)(1))		(10.6)	4.8	(12.2)	8.1
Add:	Net equity losses in affiliates	0.1	1.3	0.2	3.6
	Amortization, including development costs charges	8.1	9.9	16.8	16.9
	Interest, including amortization of interest previously capitalized	21.2	21.2	39.8	40.5
	Minority interest	0.5	0.2	1.4	0.9

Earnings before undernoted (EBITDA(1)) (Including Developing Channels EBITDA losses)		19.3	37.4	46.0	70.0
Less:	Broadcast Group — Developing Channels EBITDA losses	(1.9)	(1.7)	(3.7)	(5.0)

EBITDA (excluding Developing Channels EBITDA losses)		21.2	39.1	49.7	75.0

EBITDA (Including Developing Channels EBITDA losses)		19.3	37.4	46.0	70.0
Add:	Operating expenses	41.8	26.4	73.1	52.3

Direct operating profit(1) (Including Developing Channels Direct operating profit)		61.1	63.8	119.1	122.3
Less:	Broadcast Group — Developing Channels Direct operating profit	2.8	4.2	5.8	7.0

Direct operating profit (excluding Developing Channels Direct operating profit)		58.3	59.6	113.3	115.3

Operating earnings (loss)		(10.6)	4.8	(12.2)	8.1
Less:	Provision for (recovery of) income taxes on operating earnings (loss)	(0.8)	2.1	1.6	2.8

Net operating earnings (loss)(1)		(9.8)	2.7	(13.8)	5.3

(1)
EBITDA is defined as earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items. Direct operating profit is defined as revenue less direct operating expenses, as defined in note 9 to the Company's consolidated financial statements. Earnings (loss) from operations before undernoted (operating earnings (loss)) is defined as earnings (loss) before foreign exchange gains and losses, investment gains and losses, unusual items and income taxes. Net earnings (loss) from operations before undernoted (net operating earnings (loss)) is defined as operating earnings (loss) after an applicable portion of income tax. EBITDA, direct operating profit, operating earnings (loss) and net operating earnings (loss) are measures used by the Company to measure its operating performance. EBITDA, direct operating profit, operating earnings (loss) and net operating earnings (loss) and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to net earnings or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

        The following table presents a reconciliation of net earnings (loss) per share, as reported under Canadian GAAP, to net earnings (loss) from operations before undernoted per share, net of applicable taxes (net operating earnings (loss) per share) for the three months and six months ended September 30, 2003 and 2002 (in millions of Canadian dollars):

	For the three months ended September 30,		For the six months ended September 30,
	2003	2002	2003	2002
		(revised)		(revised)
Net earnings (loss) per share, as reported under Canadian GAAP	$(0.29)	$(0.16)	$(0.03)	$0.05
Foreign exchange losses (gains), net of income taxes of $2.8 (2002 — $0.4)	0.04	0.18	(0.31)	(0.01)
Investment loss, net of income taxes of nil (2002 — nil)	—	—	—	—
Unusual items, net of income taxes of $0.5 (2002 — $2.3)	0.02	0.04	0.02	0.08

Net operating earnings (loss) per share	(0.23)	0.06	(0.32)	0.12

        The following table presents a reconciliation of cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP, to operating cash flow and free cash flow for the three months and six months ended September 30, 2003 and 2002 (in millions of Canadian dollars):

		For the three months ended September 30,		For the six months ended September 30,
		2003	2002	2003	2002
			(revised)		(revised)
Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP		(1.7)	32.0	(83.0)	(52.1)
Less:	Net changes in other non-cash balances related to operations	18.0	115.4	(70.6)	48.9
	Investment in property and equipment	1.7	1.4	2.4	2.9

Operating cash flow(1)		(21.4)	(84.8)	(14.8)	(103.9)

Cash and cash equivalents provided by (used in) operating activities, as reported under Canadian GAAP		(1.7)	32.0	(83.0)	(52.1)
Less:	Cash and cash equivalents used in investing activities	1.5	1.7	1.9	1.9

Free cash flow(1)		(3.2)	30.3	(84.9)	(54.0)

(1)
Operating cash flow is defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment. Free cash flow is defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities. Operating cash flow and free cash flow are measures used by the Company to measure its operating performance. Operating cash flow and free cash flow and related measures may or may not be consistent with the calculation of similar measures for other companies and should not be viewed as alternatives to cash and cash equivalents provided by (used in) operating activities or other measures of performance calculated in accordance with Canadian generally accepted accounting principles.

        Revenue    Revenue was $216.6 million for the quarter ended September 30, 2003 compared to $242.6 million for the same period in fiscal 2003, representing a decrease of $26.0 million or 10.7%. For the six months ended September 30, 2003, revenue decreased $24.6 million from $405.2 million to $380.6 million. These decreases in revenue are a net result of an increase in our Broadcast Group revenue offset by revenue decreases in our Entertainment Group, Motion Picture Distribution Group and Other Group revenue.

        For the quarter ended September 30, 2003, the Broadcast Group — Operating Channels recorded an 18.3% growth in revenue from $36.6 million to $43.3 million. For the six months ended September 30, 2003, the Broadcast Group — Operating Channels revenue increased $14.6 million, from $75.4 million to $90.0 million. These increases were primarily the result of growth in advertising revenues in the Operating Channels, as the trend of increasing popularity of specialty television channels and audience growth continues into fiscal 2004. While the Operating Channels' subscriber revenues saw modest increases compared to the prior year's quarter and year to date period, advertising revenues increased by 27.2% in the current year's quarter over the same period in the prior year and 37.3% in the year to date period compared to prior year.

        The Broadcast Group — Developing Channels' revenue was $5.6 million in the quarter compared to $4.8 million in the prior years' quarter, representing an increase of $0.8 million, or 16.7%. For the six months ended September 30, 2003, the Broadcast Group — Developing Channels' revenue increased $2.3 million to $11.3 million. As detailed in statistics provided by Nielsen Media Research for the period from June 30 to August 31, 2003, two of the Company's seven digital channels were ranked among the top seven digital specialty television channels for viewers aged 25 to 54 and five were in the top 20. In particular, Showcase Action was ranked number one. The increase in the number of subscribers has lead to improved subscriber revenue. The Company expects that as these audiences increase, advertising revenues will grow as well. (See note 9 to the consolidated financial statements of the Company for a definition of Developing Channels.)

        The Motion Picture Distribution Group's revenue was $121.1 million in the current quarter compared to $120.0 million in the prior year's quarter, representing an increase of $1.1 million, or 0.9%. For the six months ended September 30, 2003, revenue decreased $12.4 million to $180.5 million. The increase in revenue in the current quarter was the net result of lower theatrical revenue offset by higher video/DVD and television sales. The prior year's quarter theatrical revenue benefited from the third installment of the extremely successful Austin Powers franchise. For the year to date period, the decrease in revenue is due to lower theatrical revenue and video/DVD revenue. As previously noted, the prior year theatrical revenue benefited from the theatrical release of Austin Powers in Goldmember. Current year to date video/DVD revenue is lower than the prior year due to the timing of releases. The current year to date period includes 88 video and 88 DVD releases compared to 102 video and 166 DVD releases in the prior year to date period.

        Revenue in our U.K. based motion picture distribution business, Momentum Pictures, increased slightly compared to the prior year's quarter and year to date period, with small reductions in theatrical revenue offset by higher video/DVD revenue. With respect to theatrical revenue, the prior year's second quarter revenues included strong results from Crossroads. Video/DVD revenue in the second quarter and year to date period of fiscal 2004 increased compared to prior year as a result of strong sales from the Canal + library. Revenue from Momentum Pictures accounted for 18.0% of the Motion Picture Distribution Group's year to date revenue compared to 16.4% in the prior year to date period. Momentum Pictures accounted for 21.4% of the Motion Picture Distribution Group's year to date EBITDA compared to 20.7% in the prior year to date period.

        Subsequent to the end of the second quarter, the Company's theatrical releases in Canada included Elf, Kill Bill, The Texas Chainsaw Massacre, and Scary Movie 3. The Company expects continued strong performance from the balance of the current year's theatrical release slate, which includes the third installment in the Lord of the Rings trilogy, The Lord of the Rings: Return of the King. During the balance of the year in both Canada and the U.K. we expect continued strong performance in the video/DVD window from our previous theatrical releases, including Oscar® winners Bowling for Columbine, Chicago and Lord of the Rings: The Two Towers (Extended Version).

        The Entertainment Group's revenue was $46.6 million in the quarter compared to $80.7 million in the prior year's second quarter, representing a decrease of $34.1 million or 42.3%. For the six months ended September 30, 2003, revenue decreased $28.3 million to $98.8 million. The decrease in revenue for the quarter is a result of there being no television movies delivered in the quarter compared to the prior year's quarter delivery of Mary Kay and No Night is Too Long. For the year to date period, the revenue decrease was the result of fewer feature films being delivered than in the prior year. The current year to date period includes Foolproof, compared to the prior year to date period including the award winning Bowling for Columbine and The Good Thief. Also contributing to the decrease was a decrease in library revenue as the prior year to date period benefited from a large international sale of Beastmaster. In the current year to date period, the Company produced fewer Comedy hours, which also contributed to lower revenues in the current year to date period.

        Other revenue, which historically included revenue from SHAAELP and other corporate investments, was nil in the current quarter compared to $0.5 million in the prior year, representing a decrease of $0.5 million. For the six months ended September 30, 2003, Other Group revenue decreased $0.8 million to nil. These decreases are a direct result of the sale of a studio property in one of the Company's joint ventures and thereby a loss of related rental revenues.

        Direct Operating Profit    Direct operating profit is defined as revenue less direct operating expenses, which includes those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of Licence by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs.

        Direct operating profit (including the Developing Channels) was $61.1 million in the quarter ended September 30, 2003 compared to $63.8 million in the prior year's second quarter, representing a decrease of $2.7 million, or 4.2%. As a percentage of revenue, direct operating margin (including the Developing Channels) increased slightly from 26.3% in the prior year to 28.2% in the second quarter of fiscal 2004. For the six months ended September 30, 2003, direct operating profit decreased $3.2 million or 2.6% to $119.1 million. As a percentage of revenue, direct operating margin (including the Developing Channels) increased slightly from 30.2% in the prior year to 31.3% in the current year to date period.

        The Broadcast Group — Operating Channels' direct operating margin decreased over the prior year. Specifically, the current quarter margin decreased from 47.5% to 46.0%. The decrease is the result of increased Canadian program expenditures to meet the CRTC conditions of licence requirements. While the program expenditure requirements are expected to continue, they are not expected to have continued downward pressure on direct operating margins. For the six months ended September 30, 2003, direct operating margin increased slightly from 53.1% to 54.2%. The increase results from increased advertising revenues compared to the prior year's period.

        The Broadcast Group Developing Channels direct operating margin of 50.0% for the quarter decreased from the prior year's quarter direct operating margin of 87.5%. Direct operating margin for the six months ended September 30, 2003 of 51.3% decreased from 77.8% in the prior year's year to date period. The decrease is a result of increased amortization of broadcast rights as the channels mature.

        The Motion Picture Distribution Group's direct operating margin remained fairly consistent at 19.5% in the current quarter compared to 19.6% in the prior year's second quarter. For the six months ended September 30, 2003, direct operating margin improved slightly, increasing from 21.5% to 22.4%. The current year to date margin benefited from a higher mix of video/DVD revenue in domestic distribution and Momentum Pictures, which improved margins when compared to a period characterized by high theatrical revenue and the associated expense of print and advertising costs. Margins tend to improve as a title is released to video/DVD as the majority of print and advertising costs, which are expensed as incurred, are incurred during a title's theatrical release.

        After taking into account the change in accounting, for 2003 and prior years, for the Company's two CSI television series as discussed in note 14 of the Company's consolidated financial statements, the Entertainment Group's direct operating margin increased from 22.6% in the prior year's quarter to 31.8% in the current quarter. For the six months ended September 30, 2003, direct operating margin decreased slightly to 24.3%. The current quarter direct operating margin benefited from the CSI franchise making up a greater proportion of deliveries, which has higher margins. In the year to date period, the current quarter margin increase was offset by foreign exchange fluctuations resulting from a stronger Canadian dollar, which has a negative effect on U.S. dollar denominated sales and forecasts. Other factors included some minor provisions and delivery variances from quarter to quarter.

        Operating Expenses    Operating expenses represent period costs that are not directly attributable to a product which include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        Operating expenses increased by $15.4 million, or 58.3%, to $41.8 million in the quarter ended September 30, 2003. For the six months ended September 30, 2003, operating expenses increased by $20.8 million to $73.1 million. The increase was spread across all of our operating groups. One of the largest contributors to the increase in operating expenses in the Other Group in the quarter is a one-time non-cash lease abandonment charge on one of the Company's leased locations. This charge is non-cash and will be recognized back into earnings as a lease inducement benefit in the future, over the term of our extended lease on our existing head office premises. The increase in the Broadcast Group — Operating Channels is due to increased commissions on higher advertising revenues as well as higher advertising and promotion expenses. The increase in the Motion Picture Distribution and the Entertainment Groups are due to timing of expenses within the fiscal year. The Broadcast Group — Developing Channels' showed a decrease compared to the prior year due to lower salary expenses in the current period. The increase in Other Group expenses in the six month period is attributable to the above mentioned lease abandonment charge, increased costs related to the Company's interest in the structured financing business, stock option costs that the Company is expensing and the timing of expenses within the fiscal year.

        Earnings before undernoted (EBITDA)    In the current quarter, EBITDA (including Developing Channels operating losses) was $19.3 million compared to $37.4 million in the prior year's second quarter, representing a decrease of $18.1 million, or 48.4%. The $18.1 million decrease is comprised of an increase of $0.7 million in the Broadcast Group — Operating Channels, a decrease of $1.2 in the Motion Picture Distribution Group, a decrease of $5.7 million in the Entertainment Group and a increase in losses of $0.2 in the Broadcast Group — Developing Channels. Losses in Other increased by $11.7 million primarily as a result of the one time lease abandonment charge noted above. For the six months ended September 30, 2003, EBITDA decreased $24.0 million or 34.3% to $46.0 million. The $24.0 million decrease is comprised of an increase of $5.1 million in the Broadcast Group — Operating Channels, a decrease of $3.8 in the Motion Picture Distribution Group, a decrease of $12.5 million in the Entertainment Group and a decrease in losses of $1.3 in the Broadcast Group — Developing Channels. Losses in Other increased by $14.1 million.

        Amortization    Amortization was $8.1 million in the second quarter of fiscal 2004 compared to $9.9 million in the prior year's second quarter, representing a decrease of $1.8 million. For the six months ended September 30, 2003, amortization decreased by $0.1 million to $16.8 million. Amortization includes development costs charges, and amortization of property and equipment and other assets. The decrease is due mainly to the inclusion of a one time $2.1 million charge related to U8TV assets included in the prior year's quarter. This decrease is partially offset by an increase in development cost charges. In accordance with American Institute of Certified Public Accountants Statement of Position 00-2 (SoP 00-2), development costs are written off at the earlier of the date determined not to be recoverable or when projects under development are abandoned, and three years from the date of the initial investment. As a result, with the new accounting rules, development costs charges may fluctuate significantly from quarter to quarter depending upon when a development project was first initiated.

        Interest    For the quarter ended September 30, 2003, interest expense of $21.2 million remained consistent with the prior year's quarter. For the six months ended September 30, 2003, interest decreased by $0.7 million to $39.8 million. This decrease is primarily due to lower interest costs with respect to the Company's senior subordinated notes due to more favourable exchange rates on the U.S. dollar. This favourable variance was slightly offset by a decrease in the amount of interest capitalized to productions as the Company's focus continues to shift away from higher cost, lower margin programming.

        Equity Losses in Affiliates    Equity losses in affiliates include the Company's share of losses from its investments in two specialty television channels, One: The Body, Mind and Spirit Channel and Scream, and its investment in ExtendMedia Inc. During the second quarter of fiscal 2003, the Company's ability to exercise significant influence over HMG ceased. As a result, the Company no longer accounts for this investment using the equity method. Consequently, equity losses in affiliates for the quarter have decreased $1.2 million to $0.1 million compared to the prior year's second quarter. Similarly, for the six months ended September 30, 2003, equity losses in affiliates decreased by $3.4 million to $0.2 million.

        Income Taxes    For the quarter ended September 30, 2003, the income tax recovery increased $1.0 million to a recovery of $2.0 million. In the six months ended September 30, 2003, the income tax provision increased by $3.0 million to $3.9 million. The year to date increase is due mainly to a non-cash allowance for the tax effect on losses from the Company's non-wholly owned new specialty television channels, similar to those reported in the Company's fiscal 2003 year end results. Under Canadian GAAP, the benefit of these tax losses cannot be recognized in the current year unless there is a three year history of profitability or there is a prudent and feasible executable plan to ensure that the relevant tax losses can be consumed before they expire. As the Company finalizes an executable plan in concert with our Broadcast partners and as these channels generate taxable income in future years, the income will not be tax effected until all previous tax losses have been utilized. Another factor contributing to the higher effective tax rate in the current quarter is the mix of earnings, in the quarter and year to date period, in higher vs. lower tax rate jurisdictions. The difference between the Company's effective income tax rate and the Company's statutory income tax rate of 35.75% is achieved through the Company's international distribution tax structure, which is headquartered in Shannon, Ireland, a 10% income tax rate jurisdiction.

        Operating Earnings    As previously defined, operating losses for the second quarter of fiscal 2004 were $10.6 million compared to operating earnings of $4.8 million in the prior year's second quarter. For the six months ended September 30, 2003, operating losses totaled $12.2 million compared to operating earnings of $8.1 million in the prior year's quarter. Net operating losses for Q2 of fiscal 2004 were $9.8 million, compared to net operating earnings of $2.7 million in the prior year. For the six months ended September 30, 2003, net operating losses were $13.8 million compared to net operating earnings of $5.3 million in the prior year to date period. On a per share diluted basis, net operating losses were $0.23 in the current quarter of fiscal 2004 compared to net operating earnings of $0.06 in the prior year's second quarter. For the six months ended September 30, 2003, net operating loss per share was $0.32 compared to net operating earnings per share of $0.12 in the prior year to date period.

        Unusual Items    Unusual items were $1.3 million in the second quarter of fiscal 2004, compared to $2.4 million in the prior year's quarter. For the six months ended September 30, 2003, unusual items were $1.3 million compared to $6.0 million in the prior year to date period. For the quarter, unusual items for both current and prior year include production financing non-fulfilment payments made pursuant to an agreement dated July 18, 1998 with Serendipity Point Projects Inc. ("Serendipity"). For the year to date period in the prior year, unusual items also include $0.6 million in severance and professional fees related to the elimination of 37 positions in the Broadcast Group and an additional $3.0 million production financing non-fulfilment payment. The Company does not expect to make any further production financing non-fulfillment payments pursuant to the agreement with Serendipity.

        Net Earnings    The net loss for the quarter was $12.2 million compared to a net loss of $6.7 million in the prior year's quarter. For the six months ended September 30, 2003, net earnings decreased $3.5 million to a net loss of $1.4 million. For the current quarter, on a basic and diluted basis, net loss per share was $0.29 compared to net loss per share of $0.16 in the prior year. For the six months ended September 30, 2003, net loss per share of $0.03 compared to net earnings per share of $0.05 in the prior year to date period.

Liquidity and Capital Resources

        The nature of our business is such that significant expenditures are required to produce and acquire television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. As well, launching new specialty television channels is initially capital intensive. This results in significant working capital requirements. Working capital, comprising cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and deferred revenue, net of our senior revolving credit facility and the current portion of term loans, was a deficiency of $454.3 million at September 30, 2003 compared to a deficiency of $406.8 million at September 30, 2002, representing an increased deficiency of $47.5 million. The decrease results from a decrease in our accounts receivable caused in large part by increased collection efforts as well as an increase in participation payables resulting from increased revenues for certain film and television programs.

        The Company's operating cash flow, defined as cash and cash equivalents provided by (used in) operating activities, excluding the net changes in other non-cash balances related to operations, less investments in property and equipment, for the current quarter was an outflow of $21.4 million compared to an outflow of $84.8 million in the prior year's quarter, representing an improvement of $63.4 million. For the six months ended September 30, 2003, operating cash flow improved $89.1 million to an outflow of $14.8 million. These improvements reflect the Company's previously articulated strategy to lower the amount of capital invested in lower margin and higher priced dramatic production. Specifically, as shown on the consolidated statement of cash flows, the Company's spread between its total cash investment versus the amortization of film and television programs in the second quarter of fiscal 2004 is ($15.3) million compared to ($86.0) million in the second quarter of fiscal 2003. For the six months ended September 30, 2003, this spread was ($25.5) million compared to ($119.4) million in the prior year to date period. Management is committed to continuing to narrow this spread (or the net investment in film and television programs).

        The Company's free cash flow, defined as the total of cash and cash equivalents provided by (used in) operating activities and provided by (used in) investing activities, for the quarter was ($3.2) million compared to $30.3 million in the prior year's quarter. For the six months ended September 30, 2003, free cash flow was ($84.9) million compared to ($54.0) million in the prior year's year to date period. The decrease is largely due to the timing of receipts and payment of various working capital items.

        It is important to note that the Company's business is seasonal, resulting in increases in indebtedness in the first half of the fiscal year and indebtedness reductions in the second half. This seasonality characteristic will likely continue, as it has in the past, until the Company begins to see the benefits of the CSI cash flows in fiscal 2005 and beyond. Any deficiencies in the Company's free cash flow are typically funded by the Company's senior revolving credit facility, or by debt or equity issuances. As at September 30, 2003, the Company had committed undrawn credit facilities of $177.4 million, including the outstanding letters of credit of $69.8 million.

        The Company's total debt, which comprises the senior revolving credit facility, term loans and senior subordinated notes, decreased over the prior year by $80.3 million, from $669.7 million at September 30, 2002 to $589.4 million at September 30, 2003, due to a stronger Canadian dollar and improvements in operating cash flow in fiscal 2003. Excluding the impact of a change in the U.S. dollar exchange rate, the Company's total debt decreased by $8.3 million.

        As previously announced, the Company completed an initial public offering for units of the Movie Distribution Income Fund on October 15, 2003. The Company received gross proceeds of $253.9 million on the closing of the offering from the sale of a 49% interest in our motion picture distribution business to Motion Picture Distribution LP and funds borrowed by the partnership. As planned, these funds have been used to significantly pay down the Company's debt in our third quarter of the current fiscal year. The Company will continue to consolidate the operations of Motion Picture Distribution LP into the Alliance Atlantis results. Even though a $75.0 million term loan that has been secured by Motion Picture Distribution LP is non-recourse to Alliance Atlantis, it will be included in Alliance Atlantis' reported total indebtedness on a go-forward basis.

        Commitments    As disclosed in the notes to the consolidated financial statements, the Company has entered into various contracts which result in future cash flow commitments related to programming purchases, operating leases, credit facilities, certain broadcast intangible assets, production financing and senior subordinated notes. The following table details the cash flow commitments over the next five years and thereafter related to these obligations. The Company plans to fund these commitments through cash flow from operations; however, any deficiencies in this cash flow will be funded by the Company's senior revolving credit facility (in millions of Canadian dollars).

	Current	2005	2006	2007	2008	Thereafter
Senior subordinated notes principal*	—	—	—	—	—	405.0
Interest on senior subordinated notes*	26.3	52.6	52.6	52.6	52.6	105.2
Broadcast and distribution rights(1)	39.7	78.0	70.4	38.7	7.4	—
Senior revolving credit facility principal	—	—	177.8	—	—	—
Interest on senior revolving credit facility	5.1	11.9	7.5	—	—	—
Operating leases(2)	7.1	13.3	10.7	8.4	7.9	80.2
Production financing arrangements*	18.1	52.2	—	—	—	—
Broadcast intangibles acquisition liabilities	1.7	2.7	2.0	2.0	1.0	—
Term loans principal	5.1	1.5	—	—	—	—

*
Based on a U.S foreign exchange rate of $1.3499, consistent with the rate as at September 30, 2003.

(1)
At September 30, 2003, in the normal course of business, the Company was committed under various agreements for the right to broadcast or distribute certain films and television programs in the future. Management estimates that these agreements will result in future expenditures of $234.2 million, which are not reflected on the balance sheet.

(2)
The Company is committed with respect to operating leases for office premises and equipment for the next 15 years, which are not reflected on the balance sheet.

        Senior Revolving Credit Facility    As at September 30, 2003, the senior revolving credit facility provided up to $400.0 million in borrowings bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The available credit for the facility was reduced from $500.0 million to $400.0 million in the current quarter. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provided up to $25.0 million in borrowings bearing interest at rates noted above.

        Subsequent to September 30, 2003, the Company reduced the available credit under its senior revolving credit facility from $425.0 million (inclusive of the swing line facility) to $300.0 million. The swing line facility was amended to committed credit under the revised credit facility.

        Senior Subordinated Notes    The Company has outstanding an aggregate of US$300.0 million senior subordinated notes bearing interest at 13% per year that mature on December 15, 2009. At any time on or after December 15, 2004 the Company may redeem all or a portion of the Notes at specified redemption prices plus accrued interest to the date of redemption.

        Term Loans    Term loans include a mortgage payable on certain Company property, as well as industry loans and obligations under capital lease.

        The Company has had historical success in securing a committed five-year senior revolving credit facility, and in raising debt and equity capital in the Canadian and U.S. markets. We believe that the availability of our current committed, or a renewed, senior revolving credit facility, the operating facility, capital base and earnings from operations will be sufficient to fund the Company's operations and commitments for the foreseeable future, although there can be no assurance in this regard.

Market Risk

        The Company is exposed to market risk related to interest rates and foreign exchange rates. The Company is authorized to enter into currency conversion and interest rate conversion agreements to modify the exposure to these risks, however, the Company does not engage in any speculative trading program.

        Foreign Exchange Risk    A significant portion of our revenue and expenses are in currencies other than Canadian dollars and, therefore, are subject to fluctuations in exchange rates. Approximately 26% of the Company's revenues for the six months ended September 30, 2003 were derived from our foreign customers, a significant portion of which was denominated in U.S. dollars. Exchange rates may vary substantially and have an adverse impact on our results of operations, prospects or financial condition. The exposure to this foreign exchange risk has been mitigated by the Company's U.S. dollar denominated senior subordinated notes and expenditures on certain film and television programs. As at September 30, 2003, there were no foreign exchange forward contracts outstanding.

        Interest Rate Risk    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its drawings under its senior revolving credit facility. The exposure to floating rate debt has been mitigated by the Company's fixed rate senior subordinated notes. As at September 30, 2003, there were no interest rate conversion agreements outstanding.

        Credit Risk    Credit risk on the Company's accounts receivable is controlled as a significant portion is due from the Canadian federal government and other government agencies in addition to there being a wide variety of customers, markets and geographic areas to which the Company sells.

Critical Accounting Policies

        The preparation of the financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management of the Company regularly reviews its estimates and assumptions based on historical experience and various other assumptions that it believes would result in reasonable estimates given the circumstances. Actual results could differ from those estimates under different assumptions. The following is a discussion of accounting policies that require significant management judgments and estimates. For a discussion of all of the Company's accounting policies, including the items outlined below, refer to note 1 of the consolidated financial statements for the year ended March 31, 2003.

        Film and television programs    The Company accounts for its production and distribution of film and television programs in accordance with SoP 00-2. SoP 00-2 requires that film and television costs of production and acquisition are amortized using the individual film forecast method under which such costs are amortized for each film or television program in the ratio of revenue earned in the current period for such title to management's estimate of the total revenue to be realized from all media and markets for that title. Management regularly reviews and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the film or television asset to the estimated fair value amount. Results of operations in future years are dependent upon the amortization of our film and television costs and may be significantly affected by periodic adjustments in amortization rates. The likelihood of reporting losses is increased because this accounting method requires the immediate recognition of the entire loss in instances where it is expected that a film or television program will not recover the investment in such production or acquisition. On the other hand, the profit of a successful film or television program must be recognized over the entire revenue stream generated by the individual film or television program. As a result, our financial results fluctuate from period to period. If revenue estimates change with respect to a film or television program, we may be required to write down all or a portion of the related unamortized costs. Although the Company has diversified its product mix with respect to the production and distribution of film and television programs, we cannot be certain that a write down will not have a significant impact on our results of operations, prospects or financial condition.

        Investments    The valuation of cost and equity accounted investments is regularly reviewed by management to ensure that any decline in market value that is considered other than temporary has been reflected in the related carrying value of the investment. In making that assessment, several factors are considered including the amount by which the market value exceeds carrying value, the duration of the market value decline and the investees' expected future cash flows and earnings.

        Goodwill and Broadcast Licences    In fiscal 2002, the Company adopted the recommendations of the new CICA) Handbook Section 3062, "Goodwill and Other Intangible Assets". Previously, the Company amortized goodwill on a straight-line basis over periods of up to 40 years and broadcast licences on a straight-line basis over a period of 40 years. Based on the new standard, goodwill and broadcast licences are no longer amortized but are tested for impairment annually at December 31, or more frequently if impairment indicators arise, to determine if an impairment loss should be recognized. Based on the valuation testing performed for the year ended March 31, 2003, the Company determined that its goodwill and broadcast licences were not impaired. A significant downward revision in the estimated future cash flows could result in a material impairment of the Company's goodwill and broadcast licences under CICA Handbook Section 3062.

        Provisions    Balance sheet provisions for accounts receivable, loans receivable, current and future income taxes, restructuring costs, returns of product (video/DVD) and legal issues all require estimates and assumptions by management that could be significant. These estimates are based on historical experience and relevant facts and information and are revised accordingly as new or different circumstances arise. While management believes that the balance sheet provisions are adequate, using different assumptions or estimates could have a significant impact on our results of operations, prospects or financial condition.

        Income tax reassessments    From time to time the Company is subject to reassessments in respect of prior years' income tax returns. Management sets a provision for expected losses in relation to the possibility of any challenges of previous filing positions and believes these provisions to be adequate. In December 2002, a subsidiary of the Company received an income tax reassessment for approximately $14.0, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of this reassessment. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

        Business acquisitions    The Company accounts for its business acquisitions using the purchase method of accounting whereby estimated fair values are assigned to identifiable assets and liabilities. The excess of the acquisition cost over these net asset fair values is assigned to goodwill. Determining the fair values of assets and liabilities requires various assumptions and estimates including future cash inflows and outflows, discount rates and market-based multiples. Using different assumptions could have a significant impact on our results of operations, prospects or financial condition.

Industry Risk and Uncertainties

        The television and motion picture industries and specialty television broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of any motion picture, television program or specialty television channel as revenue derived depends on audience acceptance, which cannot be accurately predicted. Audience acceptance is a factor not only of the response to the television program's or motion picture's artistic components or the specialty television channel's content, but also to the reviews of critics, promotions, the quality and acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond our control. A lack of audience acceptance for our television programs, motion pictures or specialty cable television channels could have an adverse effect on our businesses, results of operations, prospects and financial condition.

        In addition, television and motion picture production and distribution costs, as well as our Broadcast Group's programming costs, continue to rise. Our businesses are also impacted by prevailing advertising rates, which are subject to fluctuation. A substantial portion of our Broadcast Group's revenue is from advertising sales. We compete for advertising sales with other television channels, radio and print media. Our inability to generate advertising revenue could adversely affect our operating results, prospects or financial condition. Specialty television channel operators rely on fees from subscribers, which are shared with cable and DTH operators, to provide a substantial portion of their revenue while they build an audience and advertising support. The subscriber penetrations, and therefore subscriber revenues, of any particular specialty cable television channel can be affected by the attractiveness of the packaging scenarios presented to subscribers by the cable and DTH satellite operators.

        Generally, television programs are produced under contracts that provide for licence fee revenue that may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels. There is a risk that some of our television and motion picture projects or specialty television channels will not be successful, which could result in a failure to recoup costs or realize profits. We cannot be certain that revenue from existing or future projects would replace a possible loss of revenue associated with the cancellation of any particular project or poor results of any particular specialty television channel.

        The production, completion and distribution of television programs and motion pictures require a significant amount of capital. There are substantial financial risks relating to the production, completion and release of future television programs and motion pictures. Actual television program and motion picture costs may exceed their budgets. Factors such as labor disputes, death or disability of a star performer, technology changes relating to special effects or other aspects of production, shortages of necessary equipment, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or hamper completion of a production. Although we generally complete our productions within budget, we cannot be certain that we will continue to do so. On certain productions we maintain insurance policies ("completion bonds") covering certain of these risks and we intend to continue such practices. We cannot be certain that any cost overruns will be adequately covered or that such completion bonds will be available or continue to be available on terms acceptable to us or that we will obtain completion bonds in every case. In the event of substantial budget overruns we may have to seek additional financing from outside sources in order to complete production of a project. We cannot be certain of the availability of such financing or that such financing will be available on terms acceptable to us. In addition, in the event of substantial budget overruns, we cannot be certain that we will be able to recoup such costs. Failure to recoup any of these costs could have an adverse impact on our businesses, results of operations, prospects and financial condition.

        Our specialty television channels are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"), which grants and renews licences. Our CRTC broadcast licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. Our inability to renew any of our licences on favourable terms, or at all, would have an adverse impact on our results of operations, prospects or financial condition. Changes in the regulations governing our specialty television channels, including decisions by regulators affecting our broadcast operations, such as the granting or renewal of licences or the granting of additional broadcast licences to our competitors, or the introduction of new regulations by regulators, could adversely impact our operating results, prospects or financial condition.

        The Canadian broadcast, production and distribution industries are supported by various government and private initiatives to foster the creation of Canadian film and television programming. The private mechanisms are often mandated by the CRTC in response to change of control of a regulated asset. These initiatives and government programs make up the complex system of financial support for our industry. Any change in the nature of these programs or their interactions with each other may provide risk to our broadcast, production and distribution businesses. As well, if the CRTC's general approach to licencing broadcast services and to requiring Canadian content as part of any licence were to change, it could change the market for programs as well as the value of our current specialty television licences.

        Changes in public policy related to Canadian ownership of broadcasting or other fundamental principles of the broadcasting system could adversely affect our relationships with foreign partners in broadcasting or our position in the advertising market. As the federal and provincial governments review and modify their funding programs for television production our broadcast business could be impacted by fewer resources to fill the gap between licence fees and the independent producers' ability to finance their productions. Since our broadcast conditions of licence determine our original production needs, these reviews and modifications could be a risk to some of our specialty television channels.

        As part of our business strategy, we intend to continue expansion of our non-Canadian distribution activities and, therefore, will continue to earn a substantial portion of our revenue from outside of Canada. Our ability to maintain or expand our international business, as well as our ability to contract upon favourable terms with international broadcasters, distributors and other licencees, and conduct foreign production activities depends, in part, on local economic conditions, currency fluctuations, local changes in regulatory requirements, compliance with a variety of foreign laws and regulations, inflation, interest rates and cultural barriers and preferences. As a result, we cannot be certain that our international operations will continue to be successful.

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  EXHIBIT 99.3
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS